Exhibit 4

CERTIFICATE OF DESIGNATION

OF

SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF

SOCIAL LIFE NETWORK, INC., A NEVADA CORPORATION

PURSUANT TO SECTION 78.195 OF GENERAL CORPORATION LAW OF THE STATE OF NEVADA

Social Life Network, Inc., a Nevada Corporation (hereinafter called the “Corporation”), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by the Articles of Incorporation, as amended (the “Articles of Incorporation”), and in accordance with the provisions of Section 78.195 of the General Corporation Law of the State of Nevada, the Board of Directors (the “Board”) has duly adopted the following resolutions.

RESOLVED, that, pursuant to the Articles of Incorporation (which authorizes 300,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”), the Board hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series A Cumulative Convertible Preferred Stock (“Series A Preferred” or “Series A Preferred Stock”).

RESOLVED, that the Corporation is authorized to issue Series A Preferred Stock on the following terms and with the provisions herein set forth:

(1) Designation and Number of Shares. Of the 300,000,000 shares of Preferred Stock authorized pursuant to Article IV of the Corporation’s Articles of Incorporation, 100,000,000 shares are hereby designated as Series A Preferred Stock.

(2) Price. The Purchase Price of each share of Series A Preferred shall be $1.00 per share.

(3) Dividends. Solely at the Board’s discretion, the Corporation shall pay the holders of Series A Preferred Stock a 5% % annual cash dividend.

(4) Liquidation.

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), subject to the rights of any other series of Preferred Stock that are in existence or may, from time to time, come into existence, the cash and other assets of the Corporation available for distribution to shareholders shall be distributed among the holders of the Series A Preferred Stock, as adjusted for any stock or cash dividends, combinations or splits with respect to such shares, plus all accrued but unpaid dividends on each such share, if any (the “Liquidation Preference”). The cash value of any remaining cash and other distributable property that is available for distribution to the holders of equity of the Corporation (after payment of the Liquidation Preference to the Series A Preferred Stock and any other liquidation preference amount to any other class of equity securities of the Corporation) shall be distributed among all holders of Common Stock pro rata, unless there is a Preferred Stock Series hereafter established by the Corporation that provides a liquidation preference for such Preferred Class, notwithstanding that the Series A Preferred Stock shall have priority over Common Stock and all other Preferred Classes.

(b) Merger; Sale. The following events shall be deemed to constitute a Liquidation Event under this Section 4: (i) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation, or (ii) the acquisition of the Corporation by another entity by means of merger, consolidation, share exchange, reorganization or otherwise pursuant to which shares of capital stock of the Corporation are converted into cash, securities or other property of the acquiring entity or any of its affiliates and which results in the holders of voting securities (excluding shares of the surviving entity held by holders of the capital stock of the Corporation acquired by means other than the exchange or conversion of the capital stock of the Corporation for shares of the surviving entity) of the Corporation immediately prior to such merger, consolidation, share exchange, reorganization or sale of assets beneficially owning, directly or indirectly, less than a majority of the combined voting power of the surviving entity resulting from such merger, consolidation, share exchange, reorganization or sale of assets (any of the foregoing transactions, a “Deemed Liquidation Event”).

(4) Redemption. The Corporation may redeem part or all of the outstanding Series A Preferred Stock at full face value.

(5) Conversion.

(a) Right to Convert. If and only if, the Corporation’s becomes listed on the New York Stock Exchange (NYSE) or NASDAQ, the Series A Preferred Holders shall have the right to convert each Series A Preferred Shares, into 20 Common Stock Shares, via the Corporation’s transfer agent.

(c) Mechanics of Conversion.

(i). Conversion. To convert any shares of Series A Preferred Stock into shares of Common Stock on any date (a “Conversion Date”), the Holder shall transmit by email, facsimile (or otherwise deliver) to the Corporation, a copy of an executed notice of conversion (the “Conversion Notice”) to the Corporation.

(iv). Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any shares of Series A Preferred Stock in accordance with the terms hereof, the Holder shall not be required to physically surrender a certificate evidencing such Series A Preferred Stock to the Corporation unless (A) all of the shares underlying a given certificate representing Series A Preferred Stock are being converted or (B) the Holder has provided the Corporation with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of another certificate representing shares of Series A Preferred Stock upon physical surrender of a certificate representing shares of Series A Preferred Stock. The Holder and the Corporation and its transfer agent shall maintain records showing the number of shares of Series A Preferred Stock converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Corporation, so as not to require physical surrender of stock certificates upon conversion.

(d) Limitations on Conversion. The Corporation shall not affect any conversion of the Series A Preferred Stock and the Holder thereof shall not have the right to convert any shares of the Series A Preferred Stock held thereby to the extent that after giving effect to such conversion, such Holder, together with any affiliate thereof and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”), except for the Corporation’s Board of Directors approving beneficial ownership in excess of 9.99%. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by a Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Preferred Stock then held by the given Holder or any of its affiliates and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the given Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 5(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended , and the rules promulgated thereunder. The limitations contained in this section shall apply to a successor holder of any shares of Series A Preferred.

(e) Adjustments to Conversion Rate and Reorganization. The Conversion Rate for the number of shares of Common Stock into which the Series A Preferred Stock shall be converted on a conversion shall be subject to adjustment from time to time as hereinafter set forth:

(i) Aggregation of Shares. If prior to the date of conversion, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, upon the effective date thereof, the number of shares of Common Stock issuable on the conversion of the Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(ii) Change Resulting from Reorganization or Change in Par Value. In case of any reclassification or reorganization of the outstanding shares of Common Stock which solely affects the par value of the shares of Common Stock, or in the case of any merger or consolidation of the Corporation with or into another corporation (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the property of the Corporation as an entirety or substantially as an entirety in connection with which the Corporation is dissolved, the holders of the Series A Preferred Stock shall have the right thereafter (unless otherwise converted) to receive upon the conversion of the Series A Preferred Stock the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by a holder of the number of shares of Common Stock into which the Series A Preferred Stock is convertible immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock, then such adjustment also shall be made.

(iii) Successive Changes. The provisions of this Section shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

(6) No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. The number of shares issuable upon conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(7) Notices. Any notice required by the provisions of this Certificate of Designations to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions creating and designating the said Series A Convertible Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Articles of Incorporation of the Corporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Nevada.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of the Series A Cumulative Convertible Preferred Stock on this 30th day of June 2021

SOCIAL LIFE NETWORK, INC.

By:	/s/ Ken Tapp, CEO
Ken Tapp, Chief Executive Officer